United States securities and exchange commission logo





                             April 10, 2023

       Brent Reynolds
       Chief Executive Officer
       NRI Real Token Inc.
       1340 South Dixie Highway, Suite 612
       Coral Gables, Florida 33146

                                                        Re: NRI Real Token Inc.
                                                            Amended
Registration Statement on Form 10
                                                            Filed January 17,
2023
                                                            File No. 000-56395

       Dear Brent Reynolds:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2022 letter.

       Amended Registration Statement on Form 10

       Business, page 1

   1.                                                   You state that
DriveWealth, LLC has    agreed to act as a custodian to facilitate the holding
                                                        and trading of
untokenized shares of common stock in electronic book entry form as required by the Templum
Markets ATS.    Please clarify in what manner DriveWealth will
                                                        be acting as the
custodian for the untokenized shares, including whether these shares will be registered in the
name of DriveWealth on the books and records of the Transfer Agent, and that DriveWealth
will keep a record of the underlying holders of the untokenized shares. To the extent
the shares will be registered in the name of the holders of the untokenized shares on
the books and records of the Transfer Agent, with DriveWealth performing some other
function to facilitate that process, please clarify this and describe the function performed
by DriveWealth.
 Brent Reynolds
NRI Real Token Inc.
April 10, 2023
Page 2
Investment Company Act Limitations, page 5

2. Please rephrase the third sentence as a belief of the Company rather than a statement of
         fact (e.g.,    The Company believes that its interest      ). Also,
please add the following
         sentence at the end of your disclosure:    There can be no assurance
that we will be able to
         remain in compliance or maintain the relevant exemptions from registration as an investment company or maintain the relevant exclusions from the definition of 'investment company.'
Risk Factors
Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act., page 8

3.     Please revise your disclosure in this risk factor.
           Please add language addressing whether and how the Company may be an investment company (or intends to rely on an exemption or exclusion from such definition)
           assuming (for the sake of argument) that the Company   s interest in
the Operating
           Partnership is or is deemed to be a    security    for purposes of
the Investment
           Company Act.
           In the second sentence of the fourth paragraph (which begins,    In
the context of a
           parent company      ), please replace the phrase    be devoted to
with the phrase    are
           employed in.
           In the third sentence of the sixth paragraph (which begins,    The
Operating
           Partnership   s subsidiaries         ), please replace    The
Operating Partnership   s    with
           the phrase    Each of the Operating Partnership   s.
           In the second sentence of the seventh paragraph (which begins, Further, we
           believe      ), please replace the words    expects to    with the
word    will.
           In the third and fourth sentences of the eighth paragraph (which
begin,    In
           particular,      ), please clarify that the Company   s sole asset
is a single General
           Partnership Interest, and not multiple General Partnership
Interests.
           In the second sentence of the tenth paragraph (which begins,    If
the SEC      ), please
           add the phrase    or a court    after the word    SEC    and
capitalize    operating
           partnership.
           In the second sentence of the eleventh paragraph (which begins,
Changes in      ),
           please replace the phrase    current policies    with the phrase
applicable laws and
           regulations, including    and delete the phrase    by the SEC and
its staff.
           In the third sentence of the eleventh paragraph (which begins    If
we or our
FirstName LastNameBrent
           subsidiaries      ),Reynolds
                              please add the phrase    being an 'investment
company' as defined
Comapany under
           NameNRI     Real TokenCompany
                  the Investment   Inc.      Act or    between the word
avoid    and the phrase
              being
April 10, 2023 Pagerequired
                     2      to register.
FirstName LastName
 Brent Reynolds
FirstName   LastNameBrent Reynolds
NRI Real Token   Inc.
Comapany
April       NameNRI Real Token Inc.
       10, 2023
April 310, 2023 Page 3
Page
FirstName LastName
An investor currently cannot hold its shares of common stock in Security Token form., page 19

4. Please place the risks described here in context by briefly describing the current
         technological and regulatory limitations that may impact Templum   s
ability to make the
         Security Tokens available for trading on the ATS. Briefly discuss the basis for your belief
         that your Security Tokens will be available for trading on Templum   s
ATS by the end of
         the first half of 2023 and clarify in the heading and body of the risk factor that the
         Security Tokens may not be available for trading if Templum Markets or another ATS does not complete its registration process.
The further development and acceptance of distributed ledger networks, page 19

5. To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
There are various regulatory risks for the Company, page 20

6. Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
Description of the Security Tokens, page 59

7. Refer to your response to comment 2. Please disclose your policies to ensure compliance with securities regulations applicable to the issuance and secondary transfer of Security
         Tokens. Describe the procedures to effect secondary sales, including the material features
         of the Transfer Agent   s whitelisting procedures and AML/KYC
procedures and the role of
         the custodians in transfers of Security Tokens effectuated other than on an ATS. Similarly revise the discussion on page 61 of the process and procedures for private secondary sales.
Procedures for Obtaining Security Tokens, page 61

8. You state that you currently expect to sign an agreement with a custodian to act as your designated custodian by the end of the first quarter of 2023, which will then enable custodial services for the Security Tokens, and trading of the Security Tokens by the end
         of the first half of 2023. In addition, we note that    [t]o the
extent a holder of OP units or a
         secondary purchaser does not have a compatible existing custodian, they will be required
         to engage the Company   s custodian or another qualified custodian to
hold the Security
         Tokens.    Please clarify that references to    designated custodian
 or    custodian    do not
         mean that you or the ATS will act as custodian for the Security Tokens on behalf of buyers and sellers, and that even if the buyers and sellers of the Security Tokens utilize
 Brent Reynolds
FirstName   LastNameBrent Reynolds
NRI Real Token   Inc.
Comapany
April       NameNRI Real Token Inc.
       10, 2023
April 410, 2023 Page 4
Page
FirstName LastName
         your custodian, buyers and sellers will maintain a direct relationship with that custodian as contemplated in the Three Step Letter.
9.       You state that    [b]ecause the layer one token is simply an extension
of the book entry unit
         of account, the Transfer Agent system of record is automatically updated via the layer one token transfer process between custodial accounts to reflect the official recordation of the new owner upon receipt of notification of that the custodial transfer
is complete.    This
         statement suggests that the Transfer Agent intends to use the blockchain as the official record of ownership for the Security Tokens. Please clarify the
Transfer Agent   s
         intentions in this regard and, if so, tell us how this would be consistent with, and how the
         Transfer Agent intends to comply with, the applicable transfer agent rules, including for example the specific provisions of Rule 17Ad-7 and Rule 17Ad-10.
10. Refer to your response to comment 2. Please disclose the outsourced AML and KYC processes and procedures employed by North Capital Private Securities Corporation
         (NCPS) and Templum. In addition, describe the liability and indemnification provisions in your agreements with NCPS and Templum and the limitation of the protection provided by these provisions.
Discrepancies Between the Blockchain and the Transfer Agent's Book-Entry, page
62

11. Refer to your response to comment 6. Please disclose the substance of the response in your amended registration statement.
Transfer Restrictions, page 62

12.      Refer to your response to comment 7. Please expand your description of
the    investor
         portal    referenced on pages 61 and 62 including the    various
features and functions    of
         the portal and disclose the stage of development of the portal. In addition, clarify whether you will only receive an opinion of counsel in connection with the removal of a transfer restriction if the Transfer Agent requires you to do so or if you intend to obtain an opinion of counsel regardless of whether the Transfer Agent requires such an opinion.
Audited Financial Statements for the year ended December 31, 2021 and 2020, page F-1

13. We have considered your response to our prior comment 9. Please have your auditor tell us the business purpose for engaging another accounting firm with its headquarters in
         New Delhi, India to remotely perform part of the audit procedures given that you do not appear to have any operations outside of the United States. In your response please have your auditors explain how the firm in New Delhi, India was engaged to perform part of the audit.
14. We have considered your response to our prior comment 13. It appears you have determined a common control relationship did not exist at the time 1350 S Dixie Holdings
         LLC transferred the Thesis property to the operating partnership. Please revise your filing to account for the acquisition of the property by the operating partnership as a business or
 Brent Reynolds
NRI Real Token Inc.
April 10, 2023
Page 5
      asset acquisition under ASC Topic 805 or provide us with a further analysis supporting your accounting conclusions.
General

15. Refer to your response to comment 1. Please disclose the substance of your response that the private key for the Security Token, when created, will be held by the qualified
      custodian    in the registration statement and revise as necessary to
remove the implication
      that the investor will hold the private key.
16. Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations since your last reporting period, including any material impact from the price volatility of crypto assets.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameBrent Reynolds
                                                            Division of
Corporation Finance
Comapany NameNRI Real Token Inc.
                                                            Office of Real
Estate & Construction
April 10, 2023 Page 5
cc:       Paul Berkowitz, Esq.
FirstName LastName